Mail Stop 4561
October 23, 2009
Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	TechTeam Global, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2009 File No. 0-16284
Dear Mr. Krikorian:
Thank you for your letter dated September 24, 2009, resulting from a review by the Securities and Exchange Commission (“SEC” or “Commission”) of TechTeam Global, Inc.’s (“Company”) Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended June 30, 2009. We would like to express our appreciation to the SEC for extending the due date for this response to October 23, 2009 based on a telephone conversation between Barbara C. Jacobs at the SEC and Michael A. Sosin from TechTeam Global, Inc.
This letter is in response to your comment letter dated September 24, 2009. This response letter is structured in a manner to facilitate the SEC’s review, whereby the staff’s comments below are in bold, with the corresponding response set forth immediately following the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Company’s future filings with the Commission. Please note that the prepared disclosures included in this response have been drafted based upon the information available as of the date of this response letter, unless otherwise noted.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1 Business
Services and Information about Operating Segments
IT Outsourcing Services, page 4
Comment 1
Please clarify the material terms of your agreement with strategic partner CA, Inc., to license CA’s technology to provide Information Technology Infrastructure Library-based software and services to your customers, and also your delivery partnership with Rainmaker Systems, Inc. to use their facilities in the Philippines as part of your low-cost global offering.

Response 1
The Company did not describe the material terms of its agreement with CA to license CA’s software or its agreement with Rainmaker for service delivery in the Philippines because, as summarized below, such agreements are not material to the business of the Company. These agreements were discussed in the Company’s filings for informational purposes only as recent developments in the Company’s business. Accordingly, the Company believes no additional disclosures are necessary.
The Company entered into a Reseller Agreement in 2006, under which TechTeam Global is authorized to sell CA software to customers. At that time, we also entered into a MSP (managed service provider) Schedule to the Reseller Agreement. Under the MSP Schedule, the Company may provide access to CA software to its customers as a part of the IT services it provides. In other words, when the customer purchases the functionality of the CA software as a part of the services, the Company in parallel purchases licenses from CA for a period of one to three years, in order to provide the customer with the rights to utilize CA software during the period the Company provides services. For the fiscal year ended December 31, 2008, the Company derived less than 1% of its total revenue from the CA strategic partnership. In addition, there were no material qualitative factors relating to CA or this agreement that impacted the materiality analysis.
In 2008, TechTeam Global entered into a Master Services Agreement with Rainmaker Systems, Inc., under which Rainmaker provides the facilities, technology, technicians and some management for services that the Company’s customers want to be performed in the Philippines. Specifically, for a fixed hourly rate for technician services, Rainmaker provides all facilities, technology, technicians and some management. Beginning in May 2009, Rainmaker began providing support to the Company’s customers, including Ford Motor Company, through 86 support technicians. This is less than 1% of the total technician population operating in support of the Company’s customers. For the fiscal year ended December 31, 2008, the Company did not incur any fees to Rainmaker. In addition, there were no qualitative factors relating to Rainmaker or this agreement that impacted the materiality analysis.
Government Technology Services, page 6
Comment 2
You reference multiple types of contracts with the federal government — manages network services for a monthly fee, time and materials, firm fixed-price, and government-wide acquisition contracts. Consider providing brief descriptions of each type of contract, as well discussing, in quantified terms, what portions of your business fell within the various categories with respect to contract type and the advantages and disadvantages of each type for your business.

Response 2
Set forth below is supplemental information regarding the Company’s contracts with the federal government. The Company will provide similar disclosure, as well as the impact of fixed and variable price contracts on its results of operations and liquidity, to the extent material or required in future SEC filings.
The Company has several types of contracts with the federal government, including firm fixed-price, time and materials, and cost reimbursable contracts. The firm fixed-price contracts are those in which the Company’s revenue under the contract is fixed when the contract is executed, either on a per unit basis or over the life of the contract. These contracts accounted for 26.1% of federal government related revenue (8.9% of the Company’s total revenue) for the fiscal year ended December 31, 2008. Time and materials (“T&M”) contracts are those in which the federal government pays the Company based on the number of labor hours worked and the cost of materials necessary to complete the work. Total revenue under T&M contracts is not fixed when the contract is executed. For the fiscal year ended December 31, 2008, T&M contracts accounted for 70.2% of federal government related revenue (23.9% of the Company’s total revenue). Cost reimbursable contracts are those in which the federal government pays the Company based on the actual cost of direct labor, indirect costs and the number of labor hours worked. Total revenue under cost reimbursable contracts is not fixed when the contract is executed. For the fiscal year ended December 31, 2008, cost reimbursable contracts accounted for 3.7% of federal government related revenue (1.3% of the Company’s total revenue).
All three of these contract types are available under most Government-wide Acquisition Contracts (“GWACs”). GWACs are defined in the Federal Acquisition Regulation (“FAR”) as task order or delivery order contracts for Information Technology (“IT”) established by one agency for government-wide use. For the fiscal year ended December 31, 2008, GWACs accounted for 20.3% of federal government related revenue (6.9% of the Company’s total revenue).
The advantage of GWACs is that multiple government agencies can issue task orders under them, so the potential to significantly increase revenue exists. The advantage of T&M and cost reimbursable contracts is that revenue under them is not fixed, and accordingly, the Company’s gross profit earned from these contracts is generally consistent. Since costs related to firm fixed-price contracts are difficult to predict into the future, the Company’s gross profit may fluctuate positively or negatively based upon the Company’s ability to accurately price the cost of contract performance in the Company’s bid.

Impact of Business with Major Clients, page 7
Comment 3
You disclose that Ford Motor Company accounted for more than 10% of your total revenues in fiscal years 2008, 2007 and 2006. Please provide us with your analysis as to why your agreements relating to Ford Motor Company do not need to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note that the December 2008 renewal of your Global Single Point of Contact (“SPOC”) agreement was filed as an exhibit to a Form 8-K; and we believe that this agreement should have been incorporated by reference into the Form 10-K for the fiscal year ended December 31, 2008. Please ensure that you discuss the material terms of your agreements with Ford in future filings; in this regard, we note the discussion of your SPOC agreement both here and in the Form 10-Qs.
Response 3
By way of supplemental information, the Company has a longstanding relationship with Ford Motor Company (“Ford”). Historically, the Company has had multiple contracts with various Ford entities or Ford suppliers around the world to provide services to Ford ranging from help desk, security administration, server monitoring, adds, moves and installs, desk side support and technical staffing. Since 2001, the Company’s largest contract with Ford has been to provide help desk, service desk and certain other services under the Global SPOC Program Contract (“SPOC Contract”). The Company first entered into the SPOC Contract in 2001, and renewed it in 2003, 2005 and 2008.
For the fiscal years ended December 31, 2003, 2004, 2005, 2006, 2007 and 2008 the SPOC Contract comprised 38.1%, 23.5%, 17.0%, 15.8%, 11.7% and 10.1%, respectively of the Company’s total revenue. For the fiscal years ended December 31, 2003, 2004, 2005, 2006, 2007 and 2008 the Ford business comprised 52.9%, 37.4%, 27.4%, 26.4%, 20.1% and 15.9%, respectively, of the Company’s total revenue.
In light of the foregoing paragraph and related qualitative factors, the Company filed the 2003 and 2005 SPOC Contracts as material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K in its Form 10-K for the fiscal years ended December 31, 2003 through 2007. On December 5, 2008, the Company filed a Form 8-K relating to a short extension of the 2005 SPOC contract, which the Company considered a material amendment. On December 23, 2008, the 2008 SPOC Contract was executed by Ford and the Company, and it superseded the 2005 SPOC Contract, as amended. In accordance with Items 601(a)(4) and 601(b)(10) of Regulation S-K, the Company determined not to file the 2005 SPOC Contract or extension by incorporation by reference in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 because (i) the 2005 SPOC Contract, as amended, was no longer effective at the time such report was filed; (ii) the 2005 SPOC Contract was entered into more than two years before such report was filed; and (iii) although such extension was entered into in the fourth quarter of 2008, such amendment was not required to be filed because the 2005 SPOC Contract was not required to be filed.

In December 2008, the Company concluded that the 2008 SPOC Contract was not a contract that the Company’s business was “substantially dependent” upon, and therefore determined that it did not need to be filed under Item 601(b)(10)(ii)(B) or otherwise under Item 601(b)(10). In reaching this conclusion, the Company reviewed the importance of Ford as a significant customer in light of revenue loss under the SPOC Contract and generally, as noted earlier, as well as: (i) the changes in the Ford business due to the serious economic downturn affecting the automobile industry; (ii) the nature of the changes to the SPOC Contract that would reduce the Company’s future revenue and gross margin; (iii) the loss of a contract with Dell, Inc., under which the Company provided adds, moves and installs of computers within the Ford environment; and (iv) the sale of Jaguar and Land Rover to Tata Motors.
Despite the significantly lower importance of Ford as a part of the Company’s business, the Company continues to provide its investors with significant discussion about its Ford business and the related contracts. The Company will continue to discuss the applicable agreements and relationship with Ford, to the extent material, in its future SEC filings.
Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 39
Comment 4
Your discussion here and in your Form 10-Q for the quarterly period ended June 30, 2009 should provide more insight into net cash provided by operating activities. Specifically, your disclosures should focus on the primary drivers of and other material factors necessary to provide an understanding of your operating cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Tell us what consideration you gave to providing the disclosure in accordance with the related interpretive guidance in Section IV.B of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response 4
We acknowledge that the guidance in Section IV.B of SEC Release No. 33-8350 directs companies to focus on the primary drivers and other material factors necessary to understanding a company’s cash flows and the indicative value of historical cash flows, and where there is a material change in variability, to discuss the underlying reasons for the changes and the reasonably likely impact on future cash flows. While the Company’s disclosures on page 39 of its Form 10-K for fiscal 2008 include comparative information for each of the components of working capital at the balance sheet date, we appreciate the Staff’s suggestion that further discussion of these elements is an essential part of any discussion of cash flow which includes the disclosure of “Net cash (used in) provided by operating activities.” We recognize the importance that investors place on discussions of working capital issues. The Company will revise its cash flow discussions to include comments on the relevant material factors impacting cash flow from operations, including appropriate detail on any relevant influence from the components of working capital in future SEC filings.
By way of supplemental information, the Company’s proposed disclosure in its Form 10-Q for the third quarter ended September 30, 2009 will include a discussion consistent with the following, although the details are not intended to be indicative of actual results for such periods:
Net cash provided from operating activities for the nine months ended September 30, 2009 was $XX.X million, compared to $XX.X million for the comparable nine-month period of last year. Cash provided from operations for the nine months of this fiscal year was driven by net income of $X.X million, adjusted for depreciation/amortization expense and non-cash stock based compensation expense of $X.X million and $X.X million, respectively, as well as net changes in operating assets and liabilities of $XX.X million. Cash provided from operations for the nine months of last fiscal year was driven by net income of $X.X million, adjusted for depreciation/amortization expense and non-cash stock based compensation expense of $X.X million and $X.X million, respectively, as well as net changes in operating assets and liabilities of $XX.X million. The net changes in operating assets and liabilities as of September 30, 2009 was primarily related to (i) a reduction in accounts receivable of $XX.X million, principally driven by a focused effort on cash collections; (ii) a reduction in prepaid expenses of $XX.X million primarily due to the timing of payments related to certain prepaid items; and (iii) an increase in accounts payable of $XX.X million, primarily due to the timing of payments to vendors; partially offset by (i) an increase in other current assets of $XX.X million principally driven by customer requirements; and (ii) a decrease in accrued liabilities of $XX.X million, mainly due to the timing of cash payments. The net changes in operating assets and liabilities as of September 30, 2008 was primarily related to (i) a reduction in accounts receivable of $XX.X million, primarily due to a focused effort on cash collections; (ii) a reduction in prepaid expenses of $XX.X million primarily due to the timing of payments related to certain prepaid items; and (iii) an increase in accrued liabilities of $XX.X million, primarily due to the timing of certain accrued expenses; partially offset by (i) an increase in other current assets of $XX.X million principally driven by customer requirements; and (ii) a decrease in accounts payable of $XX.X million, mainly due to the managing of cash payments.
The cash generated from these cash flow improvements was used to pay down debt and increase the Company’s cash balance.

Item9A. Controls and Procedures
Evaluation of Controls and Procedures, page 80
Comment 5
You disclose that your Chief Executive Officer (CEO) and Chief Financial Officer (CFO) concluded that as of December 31, 2008 your disclosure controls and procedures were (1) designed to ensure that material information relating to you, including your consolidated subsidiaries, is made known to your CEO and CFO by others within those entities and (2) effective in that they provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is “accumulated and communicated to [y]our management...as appropriate to allow timely decisions regarding required disclosure.” See Securities Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended March 31, 2009 and June 30, 2009.
Response 5
In accordance with Securities Exchange Act Rule 13a-15(e), we confirm and acknowledge that the Company’s CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2008, March 31, 2009 and June 30, 2009, respectively, to provide reasonable assurance that information required to be disclosed in the Company’s reports under the Exchange Act were accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We will include this additional disclosure in the Company’s future SEC filings.
Part III
Item11. Executive Compensation, page 81 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)
Executive Management Compensation and Management Information
Compensation Discussion and Analysis
The Committee’s Processes
Elements of Executive Compensation, page 15

Comment 6
Market and peer group data is referenced multiple times, including in setting base salaries for your named executive officers (NEOs), and for setting the target bonus for the annual performance-based cash bonus for each NEO. However, you do not disclose any such peer companies whose data you analyzed nor how such peer companies were selected. Please clarify this information for us, and provide in future filings.
Response 6
The Compensation Committee of the Board of Directors utilizes broad-based third party survey data to obtain a general understanding of current compensation practices for named executive officers, not for benchmarking purposes. In accordance with Question 118.05 (Regulation S-K) of the Division of Corporation Finance’s Compliance & Disclosure Interpretations, we believe no additional disclosures are necessary.
The Company will clarify the foregoing in future SEC filings.
Performance-based Cash Bonus, page 15
Comment 7
Your disclosure states that in order for any award to be payable under your annual incentive plan (AIP), you must achieve at least 75% of your company net income (NI) target. As this was not achieved in 2008, no AIP compensation was due. We understand that three bonuses were paid in the amount guaranteed in employment agreements or a separation and release agreement. You go on to state, however, that your board exercised its discretion and nevertheless awarded bonus compensation to named executive officers for the factors referenced on page 17. Ensure that future filings provide a more complete discussion of any factors that lead to discretion being exercised.
Response 7
The Company will provide more detailed disclosure regarding the factors leading to discretionary judgment exercised with respect to material compensation determinations in future SEC filings.
Item13. Certain Relationships and Related Transactions, and Director Independence, page 82 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)
Certain Relationships and Related Transactions, page 28

Comment 8
You disclose that there were no proposed or actual related party transactions in fiscal 2008, disclosing the types of transactions covered and the persons responsible for reviewing such transactions. However, you do not discuss the Audit Committee’s policies and procedures for review of such transactions. You only disclose that, while not in writing, they are evidenced by the minutes of the Audit Committee meetings when such related person transactions are discussed. Please disclose the standards to be applied pursuant to the policies and procedures of the Audit Committee in evaluating any related party transaction, such as if it must be on the same terms as if an arms’-length transaction. See Item 404(b)(1)(ii) of Regulation S-K.
Response 8
We acknowledge the requirements of Item 404(b)(1)(ii) of Regulation S-K related to the disclosure of the standards to be applied pursuant to policies and procedures of the Audit Committee for the approval of related party transactions.
Directors and executive officers are required to complete an annual questionnaire in connection with the Company’s proxy statement for its annual meeting of stockholders, which includes questions regarding related person transactions, and such persons also are required to provide written notice to the Company of any updates to such information prior to the annual meeting. Further, the Company’s financial and other departments have established additional procedures to assist the Company in identifying existing and potential related person transactions and other potential conflict of interest transactions.
The Audit Committee, in accordance with its charter, must approve all related person transactions. The Audit Committee is guided by Company policy (including the Company’s code of business conduct which is acknowledged in writing by all directors and executive officers), as well as general fiduciary duties owed to the Company.
By way of example, there has been only one potential material related person transaction identified since 2005. As discussed in Comment 1 to this letter, the Company entered into a Master Services Agreement (“MSA”) with Rainmaker Systems, Inc. in 2008. At the time the MSA was entered into, Alok Mohan was a director and Chairman of the Board of Directors of both companies. At a Board meeting dated April 24, 2009, Mr. Mohan (a) disclosed the relationship; (b) represented that he had no involvement in the development of the MSA; (c) recused himself from any consideration of the MSA; and (d) confirmed that he did not and would not receive any compensation from Rainmaker as a result of the MSA. While Mr. Mohan was not a party to the MSA, the Audit Committee still considered these facts and the terms of the MSA to ensure that the entry into the MSA was an arms length transaction, in accordance with the factors noted in the previous paragraph, and approved the transaction. Moreover, the members of the Board of Directors, except Mr. Mohan, approved the Company’s entry into the MSA.

The Company will provide the standards to be applied pursuant to the policies and procedures of the Audit Committee in evaluating any related party transaction in future SEC filings.
Item15. Exhibits and Financial Statement Schedules, page 83
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Comment 9
Revise to include a consent from your independent registered public accounting firm that has been signed. Also revise the consent included as Exhibit 23.1 to the Form S-8 filed March 17, 2009.
Response 9
Prior to the filings, the Company properly obtained signed consents from its independent registered public accounting firm in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2008 as well as the Form S-8 filed on March 17, 2009. However, the Company inadvertently omitted to note the signature lines in the versions filed with the SEC. Attached hereto as Exhibit A are the requisite signed consents.
The Company will include the signed consents from its independent registered public accounting firm in future SEC filings.
Signatures, page 87
Comment 10
In future filings, please identify the person signing the Form 10-K in the capacity of controller or principal accounting officer (e.g. Ms. Loebl). Refer to General Instruction D(2)(a) to Form 10-K.
Response 10
We acknowledge the guidance in Instruction D(2)(a) to Form 10-K related to the identification of the person signing the Form 10-K in the capacity of controller or principal accounting officer.
By way of supplemental information, Ms. Loebl is the principal accounting officer. We will identify the person in this capacity in future SEC filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Part1 — Financial Information
Item1 — Financial Statements
Condensed Consolidated Statements of Operations, page 3
Comment 11
We note your disclosure on page 11 that during 2009 certain expenses were reclassified from Selling, general and administrative expense to Cost of revenue and prior period financial statements were adjusted to conform to this presentation. Tell us more specifically about the nature of these costs and the reason(s) for the reclassification. Explain what consideration you gave to identifying the reclassification as a restatement and providing the relevant disclosures required by paragraph 26 of SFAS 154. In addition, tell us what consideration you gave to the impact on your assessments of the effectiveness of disclosure controls and internal control over financial reporting.
Response 11
In fiscal year 2008, the Company hired a new CEO and reformulated its business strategy, which included a focus on improving operating efficiencies and cost savings. Following the hiring of a new CFO in the fourth quarter of fiscal year 2008 and in connection with the new business strategy, the new management team took a fresh look at the Company’s financial statement presentation and determined it was necessary to improve their ability to effectively evaluate and manage the financial performance of outsourcing services. Management concluded that the re-characterization of certain costs related to outsourcing services was appropriate to more accurately reflect cost of revenue and operating income by type of outsourcing service for those costs that are very directly related to existing revenue.
Therefore, in the first quarter of fiscal 2009, the Company re-characterized certain outsourcing costs that were previously categorized as selling, general and administrative expenses as cost of revenue, including for prior year financial statements for all periods presented for comparability purposes. Prior to this re-characterization, certain costs related to outsourcing revenue were not specifically identified by outsourcing activity and therefore, not classified as cost of sales. The Company concluded that the re-characterization of such costs was not material to the Company and therefore no disclosures were required under SFAS No. 154. However, in light of the Staff’s comment, the Company will provide additional disclosure regarding the revisions beginning in the Company’s Form 10-Q for the period ended September 30, 2009. Such new disclosure includes information regarding management’s conclusion that such revisions did not impact the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting.

Nature of Revised Costs
The costs included in this re-categorization were: (i) costs related to customer account management resources (primarily payroll related costs) which have responsibility for managing service delivery and the Company’s relationship with existing customers; (ii) costs related to the Project Management Office (primarily payroll related costs) which has the responsibility for launching service delivery for outsourcing contracts; (iii) costs related to professional services resources which have responsibility for customer consulting engagements, as well as launching and executing new processes for existing outsourcing services; (iv) certain IT/WAN Infrastructure costs which are primarily and directly related to outsourcing activities; and (v) certain facilities costs that are primarily related to the delivery of outsourcing services.
Materiality Analysis
The Company concluded that the re-characterization of such costs was not material to the Company and therefore no disclosures were required under SFAS No. 154. First, the rate of change of gross profit and selling, general and administrative expenses as a percentage of revenue, as revised, was materially consistent with the rate of change under the prior classification method. For example, (i) the gross profit percentage in the first quarter of fiscal years 2009 and 2008 was reported as 24.8% and 22.4%, respectively (a 240 basis point increase), compared to 27.7% and 24.9%, respectively (a 280 basis point increase) that would have been reported under the prior classification method for such periods, and (ii) selling, general and administrative expenses as a percentage of revenue in the first quarter of fiscal years 2009 and 2008 was reported as 18.9% and 17.8%, respectively (a 110 basis point increase), compared to 21.8% and 20.3%, respectively (a 150 basis point increase) that would have been reported under the prior classification method for such periods. Further, such revisions had no impact on other key performance metrics under GAAP such as consolidated revenue, net income or earnings per share in any period. In addition, this re-characterization of expenses did not have a cumulative effect on the carrying amount of assets and liabilities in prior periods and there was no offsetting adjustment to the opening balance of retained earnings because this re-characterization did not impact net income in any period in the prior year. The Company also considered qualitative factors, including that such revisions did not: (i) affect compliance with regulatory requirements or contractual commitments (including loan covenants); (ii) increase compensation paid to management or other employees; or (iii) impact shareholder value.
Draft Disclosure for Future Filings
The Company proposes to include disclosure in the Company’s Form 10-Q for the third quarter ended September 30, 2009 consistent with the following:
In the first quarter of fiscal 2009, management changed its methodology for evaluation of the performance of the Company’s outsourcing services. As a result of this change, certain costs that were previously included in Selling, general and administrative expense are now being included in Cost of revenue in the Company’s Condensed Consolidated Statement of Operations because of their direct relationship to revenue. The Company’s financial statements for fiscal year 2008 have been revised, for all periods presented, to conform to the current year presentation.
The Company’s fiscal year 2008 financial statements were impacted as follows, for all periods presented, as a result of this change in classification:

Condensed Consolidated	Three Months Ended	Nine Months Ended
Statement of Operations	September 30, 2008	September 30, 2008
Cost of revenue increase	$1,352,000	$4,515,000
Gross profit decrease	(1,352,000)	(4,515,000)
Selling, general and administrative expense decrease	(1,352,000)	(4,515,000)
Net income	—	—
Earnings per share	—	—
This re-categorization of expenses did not change net income or earnings per share, for all periods presented, in fiscal year 2008. There was no cumulative effect to retained earnings as a result of this re-categorization, and there was no change to the carrying amount of assets and liabilities in fiscal 2008.
Management determined that this re-characterization of costs did not impact the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting because this re-characterization was made due to management’s desire to improve the evaluation of the performance of the Company’s outsourcing services, and not as a result of a significant deficiency or material weakness in internal controls. In addition, a concentrated focus on tracking costs by each type of outsourcing activity was initiated to provide management with the ability to evaluate performance by type of outsourcing activity based on this revised approach to managing the business.
* * * * * * *

We appreciate the SEC’s review of the Company’s Form 10-K and Form 10-Q filings, along with the comments provided in your letter dated September 24, 2009. We understand the importance of providing information to investors that is accurate and complete. The management of TechTeam Global, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The comments provided by the SEC are very helpful to ensure that the Company’s financial statement disclosures are transparent and provide information in accordance with required standards.
We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions or comments with respect to our responses, or require additional information, please feel free to contact me at (248) 263-5657.
Very truly yours,

/s/ Gary J. Cotshott
Gary J. Cotshott President and Chief Executive Officer

c:	Melissa Walsh, Staff Accountant Kevin Dougherty, Staff Attorney Barbara C. Jacobs, Assistant Director Margaret M. Loebl, Vice President, Chief
Financial Officer and Treasurer
Michael A. Sosin, Vice President, Secretary
and General Counsel
Donald M. Genotti, Corporate Controller Michael S. Ben, Honigman Miller Schwartz and Cohn Charles L. Norman, Ernst & Young Richard R. Widgren, Audit Committee Chairman

Exhibit A.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-04731, Form S-8 No. 333-04733, Form S-8 No. 333-52565, Form S-8 333-118694, Form S-8 No. 333-145248) of our reports dated March 13, 2009, with respect to the consolidated financial statements and schedule of TechTeam Global, Inc. and the effectiveness of internal control over financial reporting of TechTeam Global, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP
Detroit, Michigan
March 13, 2009

Exhibit A.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the TechTeam Global, Inc. Gary J. Cotshott Non-Qualified Stock Option Plan and Margaret M. Loebl Non-Qualified Stock Option Plan of our reports dated March 17, 2009, with respect to the consolidated financial statements and schedule of TechTeam Global, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting of TechTeam Global, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Detroit, Michigan
March 13, 2009